Amended Exhibit A
Dated April 14, 2023
to the
Plan of Distribution Pursuant to Rule 12b-1
of Touchstone ETF Trust, as adopted on February 17, 2022

Name of Fund	Distribution Fee1 (%)

Touchstone Climate Transition ETF	0.25%

Touchstone Dividend Select ETF	0.25%

Touchstone Strategic Income Opportunities ETF	0.25%

Touchstone Ultra Short Income ETF	0.25%

Touchstone US Large Cap Focused Equity ETF	0.25%

1Expressed as an annual rate of the average daily net assets of the Fund.

This Amended Exhibit A to the Plan of Distribution Pursuant to Rule 12b-1 is signed as of the date first set forth above.

Touchstone ETF Trust

By:_/s/ Terrie A. Wiedenheft__

Name: Terrie A. Wiedenheft

Title: Controller and Treasurer